                                                       SEC File Number - 0-29946
                                                      CUSIP Number - G7303A 10 9

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(CHECK ONE): / /Form 10-KSB /X/Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR


     For Period Ended: December 31, 1999
                       -----------------
     // Transition Report on Form 10-K
     // Transition Report on Form 20-F
     // Transition Report on Form 11-K
     // Transition Report on Form 10-Q
     // Transition Report on Form N-SAR
     For the Transition Period Ended:__________________________

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

________________________________________________________________________

PART I -- REGISTRANT INFORMATION
          Qiao Xing Universal Telephone, Inc.

________________________________________________________________________
Full Name of Registrant

________________________________________________________________________
Former Name if Applicable

Qiao Xing Building, Wu Shi Industrial Zone

________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Huizhou City, Guangdong, P.R.C.

________________________________________________________________________
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/       (b) The subject annual report on Form 20-F will be filed on or before the fifteenth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not filed within the prescribed time period.

The Registrant's management has been focusing its recent efforts on numerous business and financial matters. Accordingly, management has not been able to devote the requisite effort and time necessary to complete the Form 20-F by its required filing date. Management believes that the Form 20-F will be filed by July 15, 2000.

                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                                 SEC 1344 (6/94)


PART IV -- OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification
     Andrew N. Bernstein, Esq.       (303)             770-7131
     -------------------------------------------------------------------
           (Name)                 (Area Code)       (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d)
     of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
     filed? If answer is no, identify report(s).          /X/Yes    / /No

________________________________________________________________________

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the
     subject report or portion thereof?                   / /Yes    /X/No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

_______________________________________________________________________

                      Qiao Xing Universal Telephone, Inc.
                 --------------------------------------------
                 (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Date June 26, 2000                  By /s/ RUI LIN WU
          ---------------------             ------------------------
                                            Rui Lin Wu,
                                            Chairman of the Board of Directors


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

________________________________________________________________________

                                   ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).

________________________________________________________________________

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to eletronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in eletronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).